



SEC **05040912** ~~ISSION~~

Washington,

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48212

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/04___ AND ENDING___12/31/04___

                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seapower Carpenter Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Five Park Plaza, Suite 950

(No. and Street)

Irvine, CA   92614

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John D. Fleming   (949) 261-8888

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation

(Name – *if individual, state last, first, middle name*)

111 W. Ocean Boulevard, Suite 2200, Long Beach, CA   90802

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____John D. Flemming_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Seapower Carpenter Capital, Inc._____ , as of _____December 31_____ , 20 __04___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

_____

_____
Signature

President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

CONTENTS

WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Seapower Carpenter Capital, Inc.

We have audited the accompanying statement of financial condition of Seapower Carpenter Capital, Inc. (a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company) as of December 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Long Beach, California
February 11, 2005

1

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF FINANCIAL CONDITION

ASSETS

	December 31,	
	2004	**2003**
CASH	$ 388,768	$ 393,062
TOTAL ASSETS	$ 388,768	$ 393,062

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
DUE TO PARENT	$ 5,100	$ 41,194
STOCKHOLDER'S EQUITY		
Common stock, no par value,		
authorized 10,000 shares	35,000	35,000
Retained earnings	348,668	316,868
	383,668	351,868
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 388,768	$ 393,062

The accompanying notes are an integral part of these statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF INCOME

	For the Year Ended December 31,	
	2004	2003
FINANCIAL ADVISORY SERVICES	$ 839,465	$ 1,481,473
REAL ESTATE COMMISSIONS	25,550	66,113
	865,015	1,547,586
GENERAL AND ADMINISTRATIVE EXPENSES	830,859	1,318,732
INCOME FROM OPERATIONS	34,156	228,854
OTHER INCOME		
Interest income	3,544	2,997
INCOME BEFORE INCOME TAXES	37,700	231,851
PROVISION FOR INCOME TAXES	5,900	89,000
NET INCOME	$ 31,800	$ 142,851

The accompanying notes are an integral part of these statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Shares Issued and Outstanding	Common Stock	Retained Earnings
BALANCE AT JANUARY 1, 2003	5,000	$ 35,000	$ 174,017
NET INCOME			142,851
BALANCE AT DECEMBER 31, 2003	5,000	35,000	316,868
NET INCOME			31,800
BALANCE AT DECEMBER 31, 2004	5,000	$ 35,000	$ 348,668

The accompanying notes are an integral part of these statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF CASH FLOWS

	For the Year Ended December 31,	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 31,800	$ 142,851
Adjustments to reconcile net income to net cash from operating activities:		
Change in:		
Due to parent	(36,094)	53,199
Net Cash Provided by (Used In) Operating Activities	(4,294)	196,050
NET CHANGE IN CASH	(4,294)	196,050
CASH AT BEGINNING OF YEAR	393,062	197,012
CASH AT END OF YEAR	$ 388,768	$ 393,062
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$ 800	$ 800

The accompanying notes are an integral part of these statements.

NOTE 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of Seapower Carpenter Capital, Inc. (the company) is presented to assist in understanding the company's financial statements.

Organization and Operations

Seapower Carpenter Capital, Inc. is incorporated under the laws of the State of California and is a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company (the parent).

The company, a registered broker-dealer with the Securities and Exchange Commission, provides professional securities services with a focus on private best efforts placements of securities for financial services clients, and mergers and acquisitions. These services are incidental to the financial consulting activities of the parent. The company is also a member of the National Association of Securities Dealers, Inc.

Financial Advisory Services

Financial advisory service revenues include fees earned from providing merger and acquisition and financial advisory services. Financial advisory service revenues are recorded on the closing date of the transaction.

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The company files its tax return on a consolidated basis with the parent under a tax sharing arrangement, which requires the company to provide for taxes on the "separate return" basis. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes.

NOTE 2 – Related-Party Activities

The parent pays all the general and administrative expenses, which are allocated to the company through the due to or due from parent account by a services and expenses sharing agreement between the company and its parent. The due to or due from parent account is also credited or debited for the company's provision for income taxes.

NOTE 3 – Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires both the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, each as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the company had net capital of $383,668, which was $378,668 in excess of its required net capital of $5,000. The company's net capital ratio was .01 to 1.

NOTE 4 – Provision for Income Taxes

The provision for income taxes consists of the following:

	For the Year Ended December 31,	
	2004	**2003**
Currently payable	$ 5,900	$ 89,000

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
Seapower Carpenter Capital, Inc.

We have audited the accompanying financial statements of Seapower Carpenter Capital, Inc. as of and for the year ended December 31, 2004 and have issued our report thereon dated February 11, 2005 Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
February 11, 2005

8

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2004

CREDITS	
Stockholder's equity per company's unaudited X-17A-5 Part IIA Filing	$ 388,768
AUDIT ADJUSTMENTS	
Record income tax provision	5,100
STOCKHOLDER'S EQUITY PER FINANCIAL STATEMENTS	383,668
Nonallowable assets	None
NET CAPITAL	383,668
MINIMUM NET CAPITAL REQUIREMENTS – THE GREATER OF $5,000 OR 6-2/3 OF AGGREGATE INDEBTEDNESS OF $5,100	5,000
Excess net capital	$ 378,668
Excess net capital at 1000%	$ 378,158
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.01 to 1
NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 388,768
Net audit adjustments	(5,100)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5	$ 383,668
AGGREGATE INDEBTEDNESS PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	None
Net audit adjustments	$ 5,100
AGGREGATE INDEBTEDNESS	$ 5,100

The Independent Auditors' Report on Page 8
should be read in conjunction with these statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

SUPPLEMENTARY INFORMATION

SCHEDULE II
DECEMBER 31, 2004

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

    Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

    Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC
RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN
EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Seapower Carpenter Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules
of Seapower Carpenter Capital, Inc. (the company), for the year ended December 31, 2004,
we considered its internal control, including control activities for safeguarding securities, in
order to determine our auditing procedures for the purpose of expressing our opinion on the
financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we
have made a study of the practices and procedures followed by the company, including tests
of such practices and procedures that we considered relevant to the objectives stated in Rule
17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate
debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the
exemptive provisions of Rule 15c3-3. Because the company does not carry securities
accounts for customers or perform custodial functions relating to customer securities, we did
not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and
comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under
Section 8 of Federal Reserve Regulation T of the Board of Governors of the
Federal Reserve System.

11

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Long Beach, California
February 11, 2005